SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2006

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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                  Attached hereto as Exhibit 1 and incorporated herein by
reference is the Registrant's press release dated January 10, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMERICAN ISRAELI PAPER MILLS LTD.

                                         (Registrant)


                                         By: /s/ Lea Katz
                                             -----------------------------------
                                             Name:  Lea Katz
                                             Title: Corporate Secretary

Dated: January 10, 2006

                                  EXHIBIT INDEX

      EXHIBIT NO.           DESCRIPTION

             1.             Press release dated January 10, 2006

                                                                       EXHIBIT 1




            NEWS
                                              CLIENT:  AMERICAN ISRAELI
                                                       PAPER MILLS LTD.

                                              AGENCY CONTACT: PHILIP Y. SARDOFF

                                              FOR RELEASE:    IMMEDIATE


         AMERICAN ISRAELI PAPER MILLS LTD. DISCUSSES COST SAVINGS PLANS

Hadera, Israel, January 10, 2006... American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") announced, today following publications in the Israeli press and at the request of the Israeli Securities Authority, that it is taking measures to achieve synergism between the companies within the AIPM group, in order to leverage the size of the group and attain savings in different costs, including energy and raw material costs.

The Company's goal, if the full potential of the savings will be realized, is to achieve gradually over the next years, annual savings of approximately NIS 80 million, based on the groups existing costs and the current activity level. These savings include, among others, the expected savings resulting from switching to natural gas in the Company's plant in Hadera, if its plans will be realized, as described in previous publications. These steps are aimed, among others, at mitigating the influence of the extraordinary price increases in energy and raw materials on the Company's results.

As part of the above mentioned steps, the companies in the group signed an agreement with a fuel company, in the amount of approximately NIS 60 million per year, in lieu of previous agreements, which will result in estimated annual savings in the whole group (including associated companies) of approximately NIS
1.2 million.

Since the realization of the above mentioned savings is also contingent on external factors, which are not under the Company's control, such as the date of the completion of the natural gas pipeline and any further energy cost increases, the Company cannot estimate the influence of the savings on its profitability, as shall be expressed in its financial reports. The Company wishes to clarify that there is no intention within the efficiency measures to dismiss employees, only to decrease to an immaterial extent the hiring of new employees, instead of retiring employees.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements predicting AIPM's future growth. These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, projections of future performance including predictions of future profitability and expectations of the business environment in which AIPM operates. For a detailed discussion of these and other risk factors, please refer to AIPM's filings with the Securities and Exchange Commission, including Form 20-F and Reports on Form 6-K.